ROCK RESOURCES INC.

(the "Company")

02 NOV 21 AM 9:36

NEWS RELEASE

02055942

November 13, 2002

82-4504

Private Placement: Management is pleased to report that the Company has re-negotiated the terms of the private placement announced on October 28, 2002. The $500,000 placement will now be completed as an equity financing comprised of up to 500,000 Units at $1.00/unit, for gross proceeds of up to Cdn$500,000. Each unit will be comprised of ten common shares and a Share Purchase Warrant which entitles the purchaser to purchase three further shares at a price of Cdn$0.13 per share until April 30, 2003. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. The private placement, as amended, remains subject to regulatory approval. A finder's fee may be payable in connection with this private placement, in accordance with the policies of the TSX Venture Exchange.

On behalf of the Board of Directors:

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

"Graeme W. Rowland"

Graeme W. Rowland
President

TSX RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

dlw 11/26